Malizia Spidi & Fisch, PC
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John J. Spidi	writer's direct dial number
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VIA EDGAR

September 3, 2010

Matt S. McNair, Esq.
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Sun Bancorp, Inc.
Preliminary Proxy Materials filed August 26, 2010
File No. 000-20957

Dear Mr. McNair:

On behalf of Sun Bancorp, Inc. (the “Company”), we hereby submit the following responses to the staff’s comment letter dated September 1, 2010, with respect to the above-referenced filing.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.

Preliminary Proxy Statement on Schedule 14A

General

1.
We note that you have not included financial information in your proxy statement.  Please revise to include the information required by Item 13(a) of Schedule 14A, or tell us why you believe such information is not required.  Refer to Note A to Schedule 14A and Instruction 1 to Item 13 of Schedule 14A.

Response

Financial statements are not required to be included in the Company’s Proxy Statement pursuant to Instruction 1 to Item 13 which provides that any or all of the financial information required by Item 13(a) may be omitted if it is not material to the exercise of prudent judgment in

MALIZIA SPIDI & FISCH, PC

Matt S. McNair, Esq.
Attorney Advisor
September 3, 2010

regard to the matter to be acted upon.  Instruction 1 also states: “In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” [emphasis added]

The Company is seeking shareholder approval only with respect to (i) the increase in the authorized common stock of the Company (Proposal II) and (ii) the approval of the private placement transaction, including the issuance of common stock, required by Nasdaq Listing Rule 5635 (Proposal III).   The Company is not seeking shareholder approval of the authorization or issuance of any senior securities or the authorization or issuance of common stock in an exchange, merger, consolidation, acquisition or similar transaction.  The Company has sufficient authorized preferred stock to complete the private placement transaction without shareholder approval and shareholder approval to issue the Series B Preferred Stock is neither required nor a matter to be acted upon at the Meeting.  Therefore, no shareholder approval is necessary with respect to any senior securities.  While shareholder approval is necessary under Nasdaq Listing Rule 5635 to convert the Series B Preferred Stock into common stock, the conversion of already authorized and issued preferred stock into common stock does not involve the authorization or issuance of a senior security.

Under Instruction 1, the inclusion of Proposal II does not require the Proxy Statement to contain the financial information set forth in Item 13(a) as the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.  Clearly, if the Proxy Statement only included Proposal II, there is no question that financial statements required by Item 13(a) would not be required under Instruction 1, and there are numerous examples of proxy statements that include a proposal to increase the amount of authorized common stock wherein financial statements have not been provided. Similarly, the inclusion of Proposal III, where the matter to be acted upon does not include the authorization or issuance of a material amount of senior securities, does not require Item 13(a) financial information to be provided pursuant to Instruction 1 to Item 13.

For the foregoing reasons, the Company respectfully submits that the financial information required by Item 13(a) of Schedule 14A is not required to be included in the Company’s Proxy Statement pursuant to Instruction 1 to Item 13.  If the staff is not inclined to agree with the Company’s position, we would like to have an opportunity to discuss this issue further with the staff prior to any final determination.

MALIZIA SPIDI & FISCH, PC

Matt S. McNair, Esq.
Attorney Advisor
September 3, 2010

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The staff’s other closing comments have been duly noted.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:           Eric Envall, Esq.
Mr. Thomas X. Geisel, President and CEO